ANNESTES THOROUGHBREDS

2020 Report

Dear investors,

Dear Investors, Thank you very much for investing in Annestes Thoroughbreds Inc. We really appreciate your interest and hope that it has been an exciting and enjoyable experience for you. We hope that the pre-race zoom calls were interesting and provided some insight into the race and horse racing in general. We hope you appreciated the thoughts and insights of hall of fame jockey Jorge Velasquez, one of the all time greats and a real gentleman. We have worked hard to make this a worthwhile experience for everyone. We hope to have more success in 2021.

We need your help!

We appreciate questions from investors about the horses and the business. Constructive feedback is always welcomed. We welcome comments and feedback as it relates to the SportBLX platform and please share your ideas on how we can enhance the user experience. Please share your positive experience with friends. Please let us know if the investment process was complex and what we can do to make the process easier. Here's success on the racetrack in 2021

Sincerely,

John Hall

CEO Adara Asset Management (Board Member)

George Hall

Board Member

Our Mission

We would like the company to be a powerhouse in the racing and breeding industries executing our mission to innovate and bring new owners into the sport. With Max Player's recent third place finish in the Belmont Stakes and Travers our farm has already gained significant traction in the racing industry. Besides owning runners in stakes races, we would like to have an established band of broodmares and stallion prospects to expose investors to the breeding business on the farm.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Max Player was one of the best 3 year olds in the country in 2020 competing in the biggest 3 year old races
- The Munnings Filly sold for a nice profit
- Max Player was invited to compete in the richest race in the world in February 2021, the Saudi Cup

The Bad

- Swingman was forced to retire due to an injury suffered in March 2021
- Max Player did not run well in the Saudi Cup
- Swingman took a while to get to the track to race

2020 At a Glance

July 7 to December 31

$14,841
Revenue

-$8,191
Net Loss

$27,564
Short Term Debt

$127,508
Raised in 2020

$0
Cash on Hand
As of 03/31/20

We ❤ Our 225 Investors

Thank You For Believing In Us

Justin Miller
Daniel Czosnyka
Peter Rawlins
John Wedin
Kyle Bradley
Elver Gudo
Alice Mcquaid
Patricia M Majors
Jacob Simon
William Frederick Sheeley
Norma Barnes-Euresti
Steven Krantz
Rose Hoffman
Rob Miller
Kevin Delaney
Margaret Brinckerhoff
James B McCulloch
Stephen Durso
Andrew Findysz
Richard Sewell
Todd G Van Drie
Tyrone Mabson
Steven Miller
Frankie Sciolino
Mark A Weihe
Prospero D. Roda
Leon S Lewis
Carl N Oerke Jr
George Hall
Dylan Callies
Lawrence Csutora
John Hahn
Michael Brandt

Brandon Sanders
Jonathan Penny
Brad Tarr
Joseph De Perio
Mark Ramos
Kate Monahan
George W Schmidt
George Hall
Gregory Cross
John Barry
Michael Sanderson
Constance Gurske
William Dodson
John Gagnon Jr
Alan Jay Schoenberg
Douglas Dean
Christopher Stolee
Daniel Kelliher
Will Minasi
Richard Mcquaid
Alex Fuentes
Kamele Maxwell
Adam Jankelowitz
Billy J Linsley
Angelo Serse
Ron Dukes
Anthony Picatto
David Wimmer
Andrew Hall
Michael Friedman
Josh Gentner
Claire Hudson

Kenneth Stricklen
Mark L. Whitney Sr.
Tony Barreto
Bruce Philipie
Nathan Swerczek
Rafael Adradereza
Chris Kelle
Tyler Sloan
James DeKeuster
Kristopher Tennyson
Erica Sachse
Timothy J Lee
Anthony Wayne Cate
Christopher Lynch
John P Klaft
Robert Donati
Logan Lenz
Anthony Gillies
Carol Hall
Ellen Huth
F. Nicolas Morales
Kenneth N. Ryan
Joaquin Coffey
Michael Scott Mitchell
Richard Parente
Alexander Fernandez
Jason Ray Morgan
Cesar A Baez
Martin Shannon
William Armstrong
Maxwell Youngquist
Rodolfo Flores

Bill Lesshafft
Douglas G Mancosky
Stacy Smith
Jarrod Keltner
Pam Hofmeister
Eric Beck
Ronald Lieberman
Jarrett A Koenemund
Michael Wade
Michael James Wells
Jake Tyler
Joseph Breazeale
Rodrigo Banuelos
Paul Taylor
Kevin Avery
Al Brennan
Tony Scussel
Jacob Skehan
Kelly Wright
Charles Fouts
Terry Goins
Ali Brearey
Kris Bennett
Ronald S. Bowling
Thomas Kenny
Jason Weinberg
Jeffrey Scott Dodson
Daniel Strauss
Cameron Razi
Robert A Wilkinson
Andy Kocharian
Richard Walsh

Kenneth Drylie Sr.
Richard Donna Stoddard...
Hector Noe Castillo Jr.
Steve Stratton
John DiRico
David Wharton
Chris Goodwin
Maximo Figueredo
Steve Brady
John Hall
Romulo Caceres
Kurt Ogren
Michael J Grauman
Pattie Mercadante
Lee Szambecki
Rae Drews
Dan Kensy
Monique Ruiz
Ian Baxter
Dennis Kluk
Jennifer Miller
Maura M Hoffman
Darren Thorpe
Dwayne Buchanan
Dantan James Wernecke
Noel Carretero
Nefetari Mells
John Hall
Michael Oconnor
Robert L Geocaris
Brian Thomson
Pablo Gonzalez

Ronnie L Watkins
Joseph Van Remmen
Charles Hartmann
Steve Oshins
Michael Marley
John R Baumann
Luis Zamarron
Tony Speziale
Archimedes Hobayan
Scott Pearson
Kendall B. Oxendine
Gregg Wolf
Jason Barkley
Glenn A Rossman
John R Escude
Robert McNaughton
Nancy Evans
Mark Boylan
Alejandro Cuellar
Donna Wakefield
Darryl Tam
Terrance Green
Alma Rivera
Edward T Martin
Susan V Mustian
Michael Gross
Maxwell Barnes
Barry Stanton
Paulette Johnson
William McLain
Craig Gibbens
Gerald Woolweaver

James Smith
Craig Mercier
Michele Velasquez
Mary Wedin
Matthew Palla
Kevin Freking
Peter Van Drumpt
David A Plansinis
William Eichenberger
William G Brockman
Deborah A Walker
Rich Merritt
Jorge Velasquez
Jeanice L. Akee
Vincent Novak
Chris Brannagan
Peter Reilly
Denise Harden
Christopher Schoepflin
Fernando Alvarez
Joseph Sole
Shayne Harris
Joseph Sciolino
Evan Rachbuch
Tyler Montavon
Richard Francis
Rodrick Ellis Loud DDS
Greta L Polites
David McDonald
Michael J Fernandes
Larry Sturgeon
Richard Patrissi

Thank You!

From the Annestes Thoroughbreds Team



John Hall

CEO Adara Asset Management (Board Member)



George Hall

Board Member



Jorge Velasquez

Board Member

https://en.wikipedia.org/wiki/Jorge_Vel%C3%A1squez



Dale Holly

Thoroughbred Manager

Manager of Annestes Farms since 2006 having been in the thoroughbred breeding business since 1980. Accomplished horseman.



Joseph De Perio

SportBLX Securites

Co-Founder of Sport-BLX, Inc. Former Senior Portfolio Manager of Clinton Group, Inc., a family office and multi-strategy hedge fund firm.



Tyler Sloan

SportBLX Securities

VP, Product & Marketing, of Sport-BLX, Inc. Prior experience includes consulting, marketing, and product oversight for global fintech and blockchain companies.



Peter Rawlins

EVP SportBLX Inc

Executive VP, Trading and Execution, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John Hall	CEO Adara Asset management @ Adara Asset management	2020
Jorge Velasquez	Hall of fame Jockey @ Jorge Velasquez	2020
George Hall	CEO @ Clinton Group Inc	2020

Officers

OFFICER	TITLE	JOINED
John Hall	Secretary	2020
George Hall	President	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
K&G Stables	1 Class B Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2020	$110,828		4(a)(6)
09/2020	$16,680	Common Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	K&G Stables
Amount Invested	$115,819
Transaction type	Priced Round
Issued	08/08/2020
Relationship	Sold Horses to the Company

Name	K&G Stables
Amount Invested	$14,507
Transaction type	Priced Round
Issued	08/08/2020
Relationship	Service Provider

The transaction relates to management fees and boarding fees from inception through December 31, 2020

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	30,000	1,258	No
Preferred Stock	1	0	No
Class B Common Stock	1	1	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The company has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable. The revenues, if any, of the company may be highly irregular and seasonal. While management will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. Revenues from racing winnings will depend upon the performance of the company's horses. Moreover, the payment of dividends is subject to the provisions of Delaware law, which condition the payment of dividends upon the company's having net earnings. Moreover, the payment of dividends is subject to the provisions of Delaware law, which limit the company's ability to pay dividends based on the Company's capital surplus or profits. The consequent variance in the amount or the timing of the company's dividends, if any, could pose particular risks for investors who seek to transfer their Shares at any given time.

Impact of non-compliance with regulations. The company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and K&G will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The company has taken the position that its interests in horses are generally not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses, and the company may be forced to liquidate. The company may also be required to limit the aggregate amount of its investments in minority interests in horses, or in horses held through particular legal structures, in order to comply with the Investment Company Act. These restrictions could limit the ability of the company to invest in horses that management would other believe to be desirable.

The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Section IX of the company's Certificate of Incorporation contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – All Classes of Stock – Forum Selection Provisions." Further, Article VII of the subscription agreement for this Offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – All Classes of Stock – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business and financial condition.

The company may purchase insurance on its horses, which could require company